GOLDEN HOPE MINES LIMITED

4 King Street West, Suite 1320
Toronto, Ontario, M5H 1B6

TSX Venture Exchange – GNH
S.E.C. Exemption: 12(g)3-2(b)

GOLDEN HOPE MINES – APPROVAL TO CONVERT DEBT TO COMMON SHARES

July 21, 2006

The Company has received TSX Venture Exchange approval to settle debt with various creditors for the settlement of $362,297.45 of debt by the issuance of 1,449,190 common shares at a deemed price of $0.25 per share, of which 958,970 common shares will be issued to non-arm's length parties to settle $239,742.45 of the debt. The Company has also written down $302,088.20 of outstanding payables. The payables as at June 30, 2006 are 309,135.83. The debt has been verified by the audited Annual Financial Statements for the year ended December 31, 2004. The securities issued pursuant to the debt settlement will be subject to a four month hold period, expiring November 20, 2006.

The Company has negotiated this settlement so that the proceeds of future financings can be directed to the Company's exploration programs. The creditors are committed to assisting the Company in its growth and are willing to settle their outstanding debt at a premium to the current market price.

The Company has 32,115,465 common shares issued and outstanding.

ON BEHALF OF THE BOARD

"Debra Chapman"

DEBRA CHAPMAN
Assistant Corporate Secretary

For further information, contact Peter H. Smith, Ph.D., P.Eng.: (514) 481-3172 or visit **www.goldenhopemines.com**

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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